umicore

04 JAN 22 AM 7:21

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA



04012348

For the attention of Mr Paul M. Dudek

Brussels, January 9, 2004
LegalCorp 01/2001

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press release issued on January 5, 2004 relating to the divestment by Suez.

Yours sincerely,

Umicore




Ph. Gothier
Deputy General Counsel

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.




umicore

Press release

05 January 2004

Umicore has taken note of the notification by Suez on 2 January 2004 of the early redemption of the Suez bonds which are exchangeable into Umicore shares. According to the terms and conditions of the exchangeable bonds, the cash redemption will take place on 20 February 2004, unless the bondholders exercise their exchange rights in the meantime. It is very likely that bondholders will exercise such rights as the value of the Umicore shares they would receive in exchange for the bonds is significantly higher than the amount of cash that would be obtained as a result of the early redemption.

The exchangeable bonds were issued by Suez in December 2000 as a way to prepare the divestment of its shareholding in Umicore by January 2005. The early redemption feature was designed to permit an acceleration of this divestment under the condition that the Umicore stock would, on average, trade above 120% of the bond exchange price over a period of approximately one month. The consistent strong performance of the Umicore stock in recent months has permitted the activation of this feature.

Suez owned approximately 4 million Umicore shares as at 25 November 2003 representing 15.7% of the outstanding equity.

The divestment by Suez is the culmination of a process aimed at ensuring a gradual and controlled withdrawal as a shareholder in Umicore. This process is proving to be successful and the likely exercise by the bondholders of their exchange rights will contribute to further increases in Umicore's free float and stock liquidity and add even more breadth to Umicore's shareholder base.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.

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n.v. Umicore s.a.
Corporate Communication

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